# WOODSIDE

8 September 2004



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America



Dear Sir/Madam,

**RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280**

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Drilling Report – Polkadot-1 (WA-313-P), lodged with the Australian Stock Exchange on 7 September 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

**Rebecca Sims**
**Compliance Officer**

82-2280

# ASX ANNOUNCEMENT
**(ASX: WPL)**

**TUESDAY, 7 SEPTEMBER 2004**
**12:40PM (WST)**

*1954 2004*
*Commitment to Growth*

WOODSIDE


**MEDIA**
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

**INVESTORS**
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au


## WA-313-P
## POLKADOT-1

Woodside Energy Ltd., a wholly-owned subsidiary of Woodside Petroleum Ltd. and Operator of the WA-313-P Joint Venture, reports that on 7 September 2004 the Polkadot-1 exploration well was drilling ahead at a depth of 3,325 metres. Polkadot-1 is located approximately 30 kilometres north of the Blacktip gas discovery.

Since the last report, drilling continued in the 12¼ inch hole from 1,427 metres to 1,705 metres where $9^5/_8$ inch casing was set. Drilling continued in 8½ inch hole from 1,705 metres to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-313-P is 50%. The other participant is Eni Australia B.V. (50%).